

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

April 14, 2006

By U.S. Mail and Facsimile

Mr. Frank E. Williams III
President and Chief Financial Officer
Williams Industries, Incorporated
P.O. Box 1770
Manassas, VA 20108

> **Re:** **Williams Industries, Incorporated**
> **Form 10-K for the Fiscal Year Ended July 31, 2005**
> **Form 10-Q for the Fiscal Quarter Ended October 31, 2005**
> **Definitive Proxy Statement on Schedule 14A**
> **File No. 000-08190**

Dear Mr. Williams:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Dale Welcome, Staff Accountant, at (202) 551-3865, or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief